UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Pypo China Holdings Limited
(Name of Company)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G7304Y106
(CUSIP Number)

David A. Saltzman, Esq., Squire, Sanders and Dempsey L.L.P.,
600 Hansen Way, Palo Alto, CA 94304
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Capital Ally Investments Limited

2.	Check the Appropriate Box if a Member of a Group*
(a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ¨

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 31,963,062
8. Shared Voting Power 0
9. Sole Dispositive Power 31,963,062
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

31,963,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11

62.92%

14.	Type of Reporting Person *

CO

(1)	Based on 50,801,555 ordinary shares outstanding as of October 5, 2009 (including ordinary shares subject to warrants held by Capital Ally Investments Limited).

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person ARCH Digital Holdings Ltd. (BVI)

2.	Check the Appropriate Box if a Member of a Group*
(a) ☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ¨

6.           Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 16,663,062
8. Shared Voting Power 0
9. Sole Dispositive Power 16,663,062
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,663,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 32.80% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 50,801,555 ordinary shares outstanding as of October 5, 2009 (including ordinary shares subject to warrants held by ARCH Digital Holdings Ltd. (BVI)).

Item 1. Security and Company.

This statement relates to ordinary shares, par value $0.001 per share, of Pypo China Holdings Limited, a Cayman Islands exempted company (the “Company”). The address of the Company’s principal executive office is South 3/F, Chang’An XingRong Center, No. 1 NaoShiKou Street, XiCheng District, Beijing, China 100031, 8610-5832-5957.  This Schedule 13D is being filed on behalf of Capital Ally Investments Limited, a British Virgin Islands company, and ARCH Digital Holdings Ltd. (BVI), a British Virgin Islands Company, to disclose their sale of ordinary shares of the Company and their respective current ownership of the Company’s outstanding ordinary shares.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by:

(a)-(c) Capital Ally Investments Limited (“Capital Ally”), a British Virgin Islands company, and ARCH Digital Holdings Ltd. (BVI) (“Arch Digital,” and collectively with Capital Ally, the “Reporting Persons”). The principal business of Capital Ally is investment holdings. The business address for Capital Ally is 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The principal business of Arch Digital is investment holdings. The address of Arch Digital is c/o ARC Advisors (HK) Limited, 13/F, St. John’s Building, 33 Garden Road, Central, Hong Kong.

Pursuant to an agreement (the “Agreement”) between Capital Ally and Arch Digital (the “Agreement”), Messrs. Samuel Kong and Clement Kwong shared voting power over 2,685,200 ordinary shares of the Company, the sale of all of which shares is covered by this Schedule 13D.

Samuel Kong is the Controller and Secretary of Golden Meditech, a Hong Kong company which owns 100% of GM Investment, which owns 50% of Capital Ally. Clement Kwong is a Director of Arch BVI, a company wholly owned by ARC Capital Holdings Limited (“Arc Capital”), a Cayman Islands company.

(d) During the past five years, neither the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

N/A

Item 5. Interest in Securities of the Company.

(a) Capital Ally is the beneficial owner of 31,963,062 ordinary shares of the Company, representing approximately 62.92% of the total issued and outstanding ordinary shares (including ordinary shares subject to warrants held by Capital Ally) as of October 5, 2009.  ARCH Digital is the beneficial owner of 16,663,062 ordinary shares of the Company, representing approximately 32.80% of the total issued and outstanding ordinary shares (including ordinary shares subject to warrants held by ARCH Digital) as of October 5, 2009.

(b) Capital Ally has sole power to vote, and sole power to dispose of, 31,963,062 ordinary shares; Capital Ally no longer shares voting power, or shares power to dispose, any ordinary shares.  ARCH Digital has sole power to vote, and sole power to dispose of, 16,663,062 ordinary shares; ARCH Digital no longer shares voting power, or shares power to dispose, any ordinary shares.

(c) The Reporting Persons previously held Class B Common Stock, par value $0.001 per share, Class A Warrants and Class B Warrants of Middle Kingdom Alliance Corp., a Delaware corporation.  As described in the Company’s Post-Effective Amendment No. 1 to Form S-4, filed with SEC on October 15, 2009, on July 9, 2009, Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), and Pypo Digital Company Limited, a Cayman Islands exempted company (“Pypo Cayman”), consummated a business combination (the “Business Combination”), pursuant to the steps outlined below.  First, (i) Middle Kingdom merged with and into MK Arizona, then a wholly owned subsidiary of Middle Kingdom, with MK Arizona as the surviving entity in the merger, and (ii) MK Arizona converted into MK Cayman pursuant to conversion and continuation procedures under Arizona and Cayman Islands law (the “Redomestication”).  As a result of the Redomestication, (a) each issued ordinary share of common stock or Class B common stock of Middle Kingdom was converted into an ordinary share of MK Cayman, (b) each option to purchase Series A or Series B unit of Middle Kingdom was converted into an option to purchase a Series A or Series B unit of MK Cayman, (c) each Series A or Series B unit of Middle Kingdom was converted into a Series A or Series B unit of MK Cayman, and (d) each Class A or Class B warrant to acquire shares of Middle Kingdom’s stock was converted into and became an equivalent Class A or Class B warrant to acquire an equal number of ordinary shares of MK Cayman.

On October 5, 2009, Capital Ally sold 1,857,587 ordinary shares of the Company, and ARCH Digital sold 827,613 ordinary shares of the Company, to Pypo Cayman.  All of such ordinary shares sold to Pypo Cayman had been subject to shared voting power of the Reporting Persons.

Since October 5, 2009, the Reporting Persons have not effected any transactions relating to the ordinary shares or any other equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Materials to be Filed as Exhibits.

10.1.           Joint Filing Agreement, dated November 13, 2009, by and among Capital Ally Investments Limited and ARCH Digital Holdings Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  November 13, 2009

CAPITAL ALLY INVESTMENTS LIMITED

By:             /s/ Dongping Fei
Name:        Dongping Fei
Title:          Director

ARCH DIGITAL HOLDINGS LIMITED

By:             /s/ Clement Kwong
Name:        Clement Kwong
Title:          Director

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  November 13, 2009

CAPITAL ALLY INVESTMENTS LIMITED

By:             /s/ Dongping Fei
Name:        Dongping Fei
Title:          Director

ARCH DIGITAL HOLDINGS LIMITED

By:             /s/ Clement Kwong
Name:        Clement Kwong
Title:          Director